EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Impac Funding Corporation 401(k)

Profit Sharing Plan

We consent to the incorporation by reference in the registration statement on Form S-8 of Impac Mortgage Holdings, Inc. of our report dated June 22, 2004, with respect to the statements of net assets available for benefits of the Impac Funding Corporation 401(k) Profit Sharing Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2003, which report appears in the December 31, 2003, annual report on Form 11-K of the Impac Funding Corporation 401(k) Profit Sharing Plan.

KPMG LLP

Orange County, California

June 29, 2004